Exhibit 99.18 Chris Salisbury Iron Ore chief executive Iron Ore – Delivering value from flexibility andoptionality

Cautionary statements ©2018, Rio Tinto, All Rights Reserved 2 This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

3 ©2018, Rio Tinto, All Rights Reserved Supporting statements Mineral Resources and Ore Reserves The Mineral Resource and Ore Reserve estimates which appear on slide 36 are reported on a 100% basis. Mineral Resources are reported as additional to Ore Reserves. These Mineral Resource and Ore Reserve estimates, together with the ownership percentages for each joint venture were set out in the Mineral Resource and Ore Reserve statements in the 2013 to 2017 Rio Tinto annual reports to shareholders released to the market on 14 March 2014, 6 March 2015, 3 March 2016, 2 March 2017 and 2 March 2018 respectively. The Competent Persons responsible for reporting of those Mineral Resources and Ore Reserves were B Sommerville (Resources 2013-2017), P Savory (Resources 2013 - 2017) and A Bertram (2017), L Fouche (Reserves 2013-2014), A Do (Reserves 2015), C Tabb (Reserve 2013 - 2017) and R Verma (Reserves 2017). Rio Tinto is not aware of any new information or data that materially affects the above estimates for 2017 as reported in the 2017 Annual Report and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person’s findings are presented have not been materially modified.

Our value over volume strategy maximises freecashflow 4 Unit cost Productivity GrowthInnovation and Technology Sustaining Replacement Maximises free cash flow through the cycle Value over Volume Strategy Foundations Exclusive fully integrated system Highly valued product suite and significant resources Quality people and partners driving innovation Capex Price impact of incremental tonnes Protecting quality Delivering right tonnes to customers who value them Revenue Operating cost ©2018, Rio Tinto, All Rights Reserved

Focusing on fatality elimination – 265,000 CRM verifications completed in Iron Ore in 2017 Reducing injuries – targeted hazard elimination Catastrophic event prevention through control of major hazards ©2018, Rio Tinto, All Rights Reserved Source: International Council on Mining and Metals All injury frequency rate per 200,000 hours 0.60 Mental health, well being and fatigue management Underpinned by engagement, leadership and productivity initiatives Health and safety come first 5 Strong safety performance 0.00 0.20 0.40 0.80 1.00 1.20 1.40 2010 2011 2012 2013 2014 2015 2016 2017 ICMM Iron Ore

World class assets, fully integrated and agile network 6 16 Mines 1,700 Rail (km) 4 Port terminals 4 Power stations >370 Haul trucks 95 Autonomous haul trucks 55 Production drills 11 Autonomous drills >200 Locomotives > 100 Global customers ©2018, Rio Tinto, All Rights Reserved Point Samson Wickham Roebourne MARANDOO Tom Price Paraburdoo CHANNAR Newman Dampier Karratha MESA A MESA J CAPE LAMBERT A & B WEST ANGELAS YANDICOOGINA WESTERN TURNER SYNCLINE TOM PRICE BROCKMAN 2 BROCKMAN 4 SILVERGRASS NAMMULDI EAST INTERCOURSE ISLAND PARKER POINT PARABURDOO EASTERN RANGE HOPE DOWNS 1 HOPE DOWNS 4 KOODAIDERI CHANNAR MINING JV (60%) BAO-HI RANGES JV (54%) ROBE RIVER MINING JV (53%) HOPE DOWNS JV (50%) HAMERSLEY IRON (100%) UNDEVELOPED PROJECT (100%) Pannawonica

7

Priority remains to optimise infrastructure capacity and build flexibility

Current system capacity


~360*
~330-340
~360
Mt/a
Mt/a
Mt/a

Future system capacity



Building rail capacity to provide dynamic flexibility

Mine capacity of ~360Mtpa, with Silvergrass fully ramped up and productivity gains

2018 shipments guidance is in a range of 330 – 340Mt

Rail and mine capacity expected to match nameplate port capacity by the end of 2019

Market driven to meet customer demand

Optimise and test port capacity

Note (*) once Silvergrass fully ramped up

©2018, Rio Tinto, All Rights Reserved

Global macroindicators remain supportive 8 Trade tensions unlikely to materially affect steel demand Controlled deceleration in Chinese growth from high rates in 2017 Chinese environmental policies and productivity measures supporting demand for higher grade iron ore Strong external demand for Chinese exports despite increase in trade tensions Global PMIs have eased but remain in expansion 65 40 45 50 55 60 Apr-17 Jun-17 Aug-17 Oct-17 Dec-17 Feb-18 Apr-18 PMI Index US Eurozone China Japan 0 2 4 6 8 Mar-15 Sep-15Mar-16 Manufacturing GDP Sep-16Mar-17 Construction GDP Chinese growth slowing very gradually 10 Sep-17Mar-18 Services GDP YoY ytd Real GDP -30 Mar-15 -15 0 15 30 45 Recovery in global demand positive for China’s exports 60 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 YoY % Exports Imports ©2018, Rio Tinto, All Rights Reserved Source: CEIC, Rio Tinto

Seaborne supply response remains muted… 9 Rise in inventories driven by lower quality iron ore * Rio Tinto 2018 additions assumes midpoint of full year guidance at 335 Mt 2018 seaborne supply additions offset by disruptions and exits 42 2018 Exits 2018 Disruptions 2017 Major’s Supply growth 2018 Major’s Supply growth 2018 Net Supply change 39* -20 -17 Rio Tinto BHP Minas Rio Cliffs Vale Roy Hill Tonkolili India Atlas IOC 2 Million tonnes Million tonnes 0 25 50 75 100 125 150 175 Jan-16 Apr-16Jul-16Oct-16 Jan-17 Apr-17Jul-17Oct-17 Jan-18 Apr-18 Lower qualityHigher quality Source: Company guidance, Mysteel, Rio Tinto ©2018, Rio Tinto, All Rights Reserved

…and Chinese domestic production remains steady 10 …and its elasticity to price is reducing 100% …Chinese domestic production has remained steady… 500 0 100 200 300 400 20132014201520162017 2018 YTD 1 Chinese Domestic Production (62% equivalent) 1 YTD annualised January – April 2018 Most Chinese domestic capacity is geographically removed from the steel mills… Million tonnes 120 110 100 90 80 70 60 50 40 30 20 40% 50% 60% 70% 80% 90% Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 (RHS) <5 6-10 11-20 21-30 31-40 41-50 51-100 101-150 Regional Capacity Million Tonnes Capacity utilisation Price $ per tonne Hebei Shandong Liaoning Inner Mongolia Heilongjiang Jiling Shanxi Xinjiang ©2018, Rio Tinto, All Rights Reserved Domestic supply mine operating rate Price Source: Mysteel, SMM, Rio Tinto, Platts Sichuan

Our IronOre business consistently generates superior margins 11 Rio Tinto Iron Ore EBITDA performance 2018 Seaborne iron ore cash costs by operator CFR China, 62% Fe fines equivalent ©2018, Rio Tinto, All Rights Reserved Rio Tinto Pilbara Operations 150 125 100 75 50 25 0 0 250 500 7501000 Million tonnes 1250 1500 1750 Source: Wood Mackenzie 1 EBITDA defined as sales margin excluding freight revenues 2 Nominal FOB WA iron ore price. $ per tonne (VIU adjusted) EBITDA Margin v Peers 80% 20% 30% 60% 50% 40% 70% 2013 2014 2015 2016 2017 Peer 3 0 60 120 180 0% 20% 40% 60% 80% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Price $ per tonne 2 EBITDA margin1 RTIO Peer 1 Peer 2

Koodaideri -30 - 30 60 90 120 2017 Approved replacement Bubble size indicates capacity Sustaining capex of ~$1 billion per year for the next three years Pilbara replacement mines capital 2018 – 2020 of ~$2.2 billion includes West Angelas, Robe Valley and Koodaideri development from 2019 Koodaideri underpins Pilbara Blend, low cost operations and capacity optionality Post-Koodaideri replacement options are expected to be lower capital intensity and will leverage off existing infrastructure Unapproved replacement Multiple low cost, value accretive capital options 12 Pilbara development options $ per tonne installed capital intensity ©2018, Rio Tinto, All Rights Reserved

Headwinds in 2018: Haul distance Bulk materials Labour costs Contractor costs Cyclical maintenance costs Sustainable long term, low cost position underpinned by our world class assets Pilbara cash unit cost Breakdown of 2017 Pilbara costs 35% 21% 21% 14% 9% Employee Costs Materials Contractors Energy Other Cyclical maintenance costs, partly offset by new tactics >4,500 productivity improvement initiatives 20.2 19.5 14.9 13.7 13.4 21 19 17 15 13 11 9 7 5 201320142015 2016 2017 13 $ per tonne ©2018, Rio Tinto, All Rights Reserved

14

Productivity options to continue to deliver cash benefits

Best Practice	Partnering with Suppliers	Data & Technology	Automation
Effective equipment utilisation and maintenance optimisation	Mine planning optimisation	Payload optimisation	
	Explosives charging improvements		
Autonomous trucks (including retro-fit)			
Autonomous drills			
Yard improvements and scheduling		Next generation train control	
Dumping improvements	Track maintenance strategy		
Track maintenance		Brake car elimination	
Consist reliability	AutoHaul®		
	Roll by rail detection		
	Operations Centre optimisation		
		Inter-machine control loops	Automated inspections
		Productivity monitoring apps	
Asset health monitoring		Ore sensitive dumper settings	
Debottlenecking opportunities			

Iron Ore to deliver additional free cash flow of ~$0.5 billion per year from 2021

RioTinto

©2018, Rio Tinto, All Rights Reserved

Supported by our people and partners 15 Local procurement Over 1,000 WA suppliers provided with business Strong community, joint venture partners and technology partners 11,500 employees driving sustainable productivity and cost improvements Valued customer relationships built on technical knowledge and product quality Rio Tinto paid $1.3 billion of royalties in Western Australia in 2017 ©2018, Rio Tinto, All Rights Reserved

Attractive low capital intensity for sustaining mine developments IronOreis consistently generating superior shareholder returns Disciplined embedded process for delivery of improvement in volume and productivity A world class asset base generating sector leading returns Sector leading returns Low capital developments Productivity and value focused Clear strategy of value over volume - focused on delivering value for decades to come Market led strategy ©2018, Rio Tinto, All Rights Reserved 16

Simon Farry Vice President, Sales and Marketing Sales and Marketing

Controlled deceleration in Chinese growth 18 0 5 10 15 20 25 YoY ytd % Infrastructure investment slowing but remains robust 30 Jan-15 Jul-15Jan-16 Jul-16Jan-17 Manufacturing Investment Jul-17Jan-18 Infrastructure Investment Real Estate Investment -30 -20 Jan-15 -10 0 30 20 10 YoY ytd % …leading to strong growth in housing starts 40 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Floor Space Under Construction Floor Space Sold Floor Space Started -100 Jan-15 -50 0 50 150 100 Forklift Trucks Housing inventories are very low… 50 Tier 1Tier 2 Heavy machinery sales remain strong 250 200 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Excavators Buldozers 0 10 20 30 40 Months of Supply Tier 3 Source: CEIC ©2018, Rio Tinto, All Rights Reserved YoY ytd %

Environmental restrictions are the new normal Environmental protection marked as a top three domestic policy priority Additional ultra-low emissions standards to apply to China’s steel industry by 2025 Supply-side reformand tightening environmental policy have driven structural changes 19 Policies focused on restoring industry profitability and reducing debt Steel capacity reduction on this scale/timeframe unprecedented in the international steel market Policies limiting future growth in steel capacity Higher steel capacity utilisation rates Supply-side reforms Environmental policy Higher steel mill margins Productivity focus and preference for higher grade iron ore ©2018, Rio Tinto, All Rights Reserved

1.5 20152016 1.6 1.7 1.8 1.9 2.0 …while steel production has remained robust... 2.1 2017 2018 CISA member mill daily crude steel output 1,270 1,010 980 65 55 140 30 900 850 800 1,050 1,000 1,150 1,250 Steel mill rationalisation programme has removed significant capacity... 1,300 201520162017IF capacity capacityreductionsreductions 2017 capacity 2018 reductions 2018 capacity China’s supply-side reform and environmental policies have created a more efficient industry… HRC Hot rolled coil Million tonnes per day Steel Capacity million tonnes $ per tonne ...driving record steel mill utilisation rates... 1,400 ©2018, Rio Tinto, All Rights Reserved OECD, WSA, Rio Tinto, Mysteel, CISA, China National Bureau of Statistics 2015201620172018 Source: China Metallurgical Industry Planning and Research Institute (MPI), 20 ...and higher steel prices 800 700 500 400 300 200 600 Rebar 85% 80% 75% 70% 65% 60% 55% 50% 1,200 1,000 800 600 400 200 0 Steel Capacity million tonnes Capacity Utilisation %

-50 2015 0 50 100 150 200 250 2016 2017 2018 21 Improvement in Chinese steel industry profitability... ...causingastructural shift towards productivity ... and the focus on productivity has caused structural widening in iron ore premiums Platts 62% Metal Bulletin 58% 50% 60% 70% 80% 90% 100% Mill margin $ per tonne % relativity to 62% index ©2018, Rio Tinto, All Rights Reserved Source : Platts, Metal Bulletin, Rio Tinto, Mysteel

Northern China is driving structural change to iron ore pricing 22 Typical North ChinaTypical South China 58% Fines Other Sinter Pellet Lump 62% Fines Chinese concentrate ©2018, Rio Tinto, All Rights Reserved Northern Chinese mills are most sensitive to changes in Fe grade Blast furnace productivity increase for a 1% increase in iron burden 2.5% ~2/3 of Chinese capacity is in the north and is key for price formation Access to higher quality domestic concentrates and pellets allows North China mills to consume more lower grade seaborne iron ore Recent environmental restrictions have reduced North China sinter capacity and enhanced the value of higher grade iron ore 0.0% 0.5% 1.0% 2.0% 1.5% Europe East Asia Northern China East Asia / South China 8% 70-75% Sinter Blend 75-80% Sinter Blend 15% 12% 21% Source: Rio Tinto Productivity increase 25-30% Direct Charge 20-25% Direct Charge 4% 11% 15% 31% 15% 9% 30% 11% 25% 8% 20% 21%

23

China's supply-side reforms are here to stay and will continue to be driven by tightening environmental policy

Southern and Coastal regions destination for replacement steel capacity – well located for seaborne iron ore …


Environmentally sensitive areas (ESA), where steel capacity required to decline
Capacity new and replacement area
Provincial BF capacity > 30Mt
15Mt < Provincial BF capacity < 30Mt
Provincial BF capacity < 15Mt
Share of small BF capacity (<1200M³) >50%

… and replacement capacity will be larger and cleaner blast furnaces


BF size distribution
>3000m³
2000-3000m³
1200-2000m³
400-1200m³
13%
16%
21%
50%
19%
18%
35%
28%
23%
22%
44%
11%
2017
2020E
2025E

RioTinto

Source: China Metallurgical Industry Planning and Research Institute (MPI), Rio Tinto

©2018, Rio Tinto, All Rights Reserved

3.5x 3.0x 2.5x 2.0x 1.5x 1.0x Increased scrap usage in BOF has increased scrap to iron ore price ratio 4.0x China’s scrap supply growing slowly from a low base Scrap usage in China gradually increasing from a low base, but will faceheadwinds 24 2020 201720182019 Obsolete Scrap Supply 20142015 2013 2016 2021 2022 Pig Iron Production ©2018, Rio Tinto, All Rights Reserved Million tonnes Source: Rio Tinto, SMM, Platts Note: Obsolete scrap is post-consumer scrap collected on end of key life- Headwinds limiting scrap consumption: Scrap to iron ore price ratio has risen to historic highs Scrap quality is low Scrap handling and transport bottlenecks Higher electricity costs cycles of cars, buildings, white goods, etc.

Rio Tinto Commercial bridges our customers and our assets Rio Tinto’s commercial hub now established in Singapore, combining sales and marketing, procurement, and marine and logistics Iron Ore Sales & Marketing team strategically located to provide deep customer and market insights: Headquarters in Singapore Customer-facing teams in our regional offices in China, Japan, Korea and Europe Technical marketing teams located close to our customers (regional offices) and close to our assets (Perth) ©2018, Rio Tinto, All Rights Reserved Perth Singapore Shanghai Tokyo Seoul Europe 25

Wehave a Tier 1customer base 26 2017 shipments by country/region Well positioned to supply emerging iron ore demand in South East Asia Upcoming Blast Furnace capacity in ASEAN (Million tonnes) China Japan Taiwan Korea South East Asia Europe Existing production Commissioned 2018-2020 Commissioned beyond 2020 87% 13% 30 largest steel mills in Asia Non-Rio Tinto supplied Rio Tinto supplied Total 2.3 Source: Rio Tinto, World Steel ©2018, Rio Tinto, All Rights Reserved 33.9 16.4 15.2 76% 16% 4% 3%

Weunderstand every customer is different 27 Operations and technical constraints and process efficiency Coke production and quality PCI and operating practices Sinter and pellet capacity Stockyard and screening capacity Technical Geographical Logistics and supply chain Proximity to deep water ports Costs and quality of fluxes Seasonal factors Regulatory By-products value, recycle or disposal costs Energy caps / limitations Environmental exposure and restrictions Strategic Steel market sector Production flexibility Commercial approach Supply integration Pricing and contract periods ©2018, Rio Tinto, All Rights Reserved

77% 28 17% 67% 5% 11% Fixed price (spot) Month actual Quarter lag Quarter actual 2017 sales by pricing type 67% 33% Delivered FOB 2017 sales by delivery type 16% 7% Long term contract Short term contract Spot 2017 sales by contract type Andwe sellour product on different contracts … Source: Rio Tinto ©2018, Rio Tinto, All Rights Reserved

29

… we produce five products in the Pilbara to meet their needs


Pilbara
Blend Lump
Robe
Valley Lump

2017 shipments by product


47%
26%
17%
7%
3%
Pilbara Blend Fines
Pilbara Blend Lump
Yandicoogina Fines
Robe Valley Fines
Robe Valley Lump

Source: Rio Tinto

©2018, Rio Tinto, All Rights Reserved

30

Pilbara Blend is the world's most recognised brand of iron ore





Pilbara Blend Fines

Pricing

Reference product for the 62% indices

Most traded physical iron ore product

Strengths

Valued for its liquidity, reliability

Market position

Base load sinter blend in China

Pilbara Blend Lump

Pricing

Aligned to 62% fines index plus lump premium

Strengths

Avoids the costs of sintering which will increase with emissions legislation

Market position

Most widely available lump product

In demand across most markets and emerging South East Asia

We remove variability for our customers through our blending process


Fe
Alumina
Silica
Phosphorus
Ship
Mine/Rail

Product quality variance from mean

Pilbara Blend Fines is main reference product for the 62% indices


Share of PBF volume in reported 62% Fe transactions
70%
77%
81%
2015
2016
2017

RioTinto Source: Rio Tinto, Platts

©2018, Rio Tinto, All Rights Reserved

31

Yandicoogina, Robe Valley products are placed with customers who value them most



Yandicoogina Fines

Pricing

Priced very closely to the 62% index

Strengths

58% Fe but calcines to high Fe Sinter

Low in phosphorus and alumina

Market position

Base load in blends in East Asia and Southern China

Robe Valley Fines

Pricing

Priced against 62% index based on negotiated relativities

Strengths

Coarse sizing aids sinter granulation

Low phosphorus

Market position

Coastal China mills and producers of niche steel in North China

Suitable for steel mills whose basic oxygen furnace (BOF) is the bottleneck

Robe Valley Lump

Pricing

Priced against 62% index based on negotiated relativities

Strengths

Low phosphorus

Market position

Producers of niche steel in Japan and Coastal China

Suitable for steel mills whose BOF is the bottleneck

Total tonnes of Yandicoogina Fines, Robe Valley Fines and Robe Valley lump


39%
41%
20%
2%
98%
Market
Contract
China
Japan
Other markets
Spot
Long Term Contracts

Source: Rio Tinto

©2018, Rio Tinto, All Rights Reserved

Creating a flexible supply chain allows agility to respond 32 tocustomer needs and market conditions Future system capacity Flexing Pilbara Blend Lump shipments in line with market demand and premium cycle Aligning Yandicoogina fines shipments in line with customer demand Flexing volume and product mix in line with seasonal demand ©2018, Rio Tinto, All Rights Reserved

Robotic technologies to eliminate manual tasks and enhance customer experience Artificial intelligence and predictive analytics to generate market insights and drive better decisions Live visual interface between Sales & Marketing in Singapore and the Operations Centre enabling a customer-led supply chain 33 Technology will improve the customer experience and generate market insights ©2018, Rio Tinto, All Rights Reserved

Our commercial approach maximises the value of our products 34 Right customer, right product, right time Supply chain optimisation Focused on growing value for all through deep understanding of our customers and the industry A suite of highly valued, consistent products Value over volume underpinned by strategic product placement Commercial acumen Customer centric organisation Product portfolio ©2018, Rio Tinto, All Rights Reserved

Kellie Parker Managing Director, Planning, Integration and Assets Planning, integration and assets

0 75 150 225 300 375 0 5,000 10,000 15,000 20,000 25,000 2013 201420152016 Mineral resources (LHS) Ore Reserves (LHS), Production (RHS) 2017 MeasuredIndicatedInferredProved Probable Production Highly valued product suite, sustained by significant resources 36 Large mineral resources support system optionality Ore reserves maintained in line with depletion Maintaining evaluation drilling and resource development programmes Pilbara resources, reserves1 and production 1 Refer to the statements supporting these resource and reserve Million tonnes (dry) ©2018, Rio Tinto, All Rights Reserved estimates set out on Slide 3 Million tonnes (wet)

Continuing to grow thepipeline of futureresources and exploration options 37 Extensive existing resource base Drilling focused on evaluating mineralised inventory or conversion to resource Extensive tenures beyond existing mines Active exploration to provide future optionality 2018 drilling plan by hub regions 0 ©2018, Rio Tinto, All Rights Reserved 100 200 300 400 500 600 700 800 Existing hub near mine New hub Exploration by Rio Tinto Iron Ore and Rio Tinto Exploration Total Kilometres

38

Extensive pipeline of options

Exploration & Evaluation

>700km of drilling across Pilbara projects planned in 2018 to support operations, studies and strategic production planning (SPP) options.

Additional study options

Concept & Order of Magnitude

- Koodaideri stage 2
- Marandoo extension
- Yandicoogina extension
- Hope Downs 1 sustaining
- Nammuldi extension
- Brockman South 4 Extension

Pre-feasibility & Feasibility

- Western Turner Syncline stage 2
- Western Range
- Mesa B/C/H
- West Angelas C&D
- Koodaideri stage 1

Development / Ramp Up

- Silvergrass
- Billiard South

Completed

- West Angelas F
- Yandicoogina Oxbow

Strategic Production Planning underpins the pipeline:

Full resource optimisation	Assess product strategy	Inform study options	Sequence optimisation

RioTinto

Note - Study names are subject to change and are a representative at a current point in time

©2018, Rio Tinto, All Rights Reserved

39

Best in class quality delivered through system blending

Future system capacity




Mesa J
Mesa A
Yandicoogina
Silvergrass
West Angelas
Hope Downs 1
Nammuldi
Marandoo
Brockman 4
Mt Tom Price
Paraburdoo
Hope Downs 4
Brockman 2
Port Terminals
Products
Cape Lambert A
RVL
RVF
HIY
Cape Lambert B
HIY
PBL
PBF
Parker Point
PBL
PBF
EII
PBL
PBF
Pisolite
Marra Mamba
Brockman


Fe
Alumina
Silica
Phosphorus

©2018, Rio Tinto, All Rights Reserved

Dynamic market driven integrated planning system… 40 The system optimises reserves and fixed mobile assets for right quality and value Right quality, at the right time, delivered through system Whole of system optimisation through integrated planning: Short, medium and long term planning Integrated rail and port schedule Technology and automation Reliability of systems System optimisation Operating management system Load & haul Planning Customers Drill & blast Pit / plant interface Plant / rail interface Plant operations Rail Rail & marine operations ©2018, Rio Tinto, All Rights Reserved

…supported by three improvement streams Connected teams Skills requirement for job of the future Integrated automation Ore body to customer – an integrated decision system Augmented asset health People Process Technology 41 Big data infrastructure ©2018, Rio Tinto, All Rights Reserved

Industry leading technology driving productivity… 42 A fully automated system, mine to customer, integrated system delivering maximum value Improved safety and productivity Autonomous drills (ADS) Explosives charging improvements Autonomous haulage system (AHS) Control Loops AutoHaul® Machine / Asset Automation Control systems connected at all interfaces Mine Automation System (MAS) Visualisation tools (RTVIS™) End-to-end value optimisation Artificial Intelligence across the entire system Dynamic system optimisation Customer to ore body knowledge Networked machines ©2018, Rio Tinto, All Rights Reserved

… with Koodaideri being our first intelligent mine Sustaining Pilbara Blend - 40Mtpa throughput coarse ore capacity plant >170 kilometres of new AutoHaul® rail World class project delivery - utilising data centric and advanced digital engineering to produce a digital twin of the asset Over 100 innovation opportunities within the feasibility study Enabling technologies - combining best practice technologies with new process and production loops 43 ©2018, Rio Tinto, All Rights Reserved

Optimised system maximising value 44 ©2018, Rio Tinto, All Rights Reserved Increasing use of technology to drive value across the system Automation An exclusive fully integrated system, managed to optimise value Highly valued product suite, significant resources, development optionality Dynamic scheduling system putting customers at the core Scheduling agility Integrated system optimisation Resource optionality ©2018, Rio Tinto, All Rights Reserved

Matthew Holcz Acting Managing Director, Pilbara Mines Pilbara Mine Operations

MESA A MESA J CAPE LAMBERT A & B WEST ANGELAS YANDICOOGINA MARANDOO WESTERN TURNER SYNCLINE TOM PRICE BROCKMAN 2 BROCKMAN 4 SILVERGRASS NAMMULDI EAST INTERCOURSE ISLAND CHANNAR PARABURDOO EASTERN RANGE HOPE DOWNS 1 HOPE DOWNS 4 KOODAIDERI BAO-HI RANGES JV (54%) HOPE DOWNS JV (50%) UNDEVELOPED PROJECT (100%) PARKER POINT CHANNAR MINING JV (60%) ROBE RIVER MINING JV (53%) HAMERSLEY IRON (100%) World class assets, fully integrated and agile network 46 1966 Mt Tom Price 2010 Brockman 4 2013 Hope Downs 4 2014 Nammuldi BWT 1990 Channar 16 Mines 15 Train load outs 17 Plants (including ports CLA, B and Dampier) 11 Dry processing plants 6 Wet processing plants >370 Haul trucks 95 Autonomous haul trucks 55 Production drills 11 Autonomous drills

Mines Train Load Out Further opportunity exists to optimise mines 47 Mine & Haul Process Stockpile & Load out Plant Asset Productivity (Effective utilisation, rates, yield) Technology and automation (Process control loops) Asset Reliability (Scheduled loss, unscheduled loss) Equipment Reliability (Mean time between failure, availability) Tonnes per car (Dynamic tuning for mass and volume) Train load time (Reclaimer efficiency, stockpile management, control system improvements) Equipment Productivity (Effective utilisation, payload, truck speed) Technology and automation (AHS, ADS, MAS) Technology and automation (Automated train loading, expert control systems)

1.00 1.19 1.36 1.37 2014 2015 2016 2017 More productive and engaged workforce 48 ©2018, Rio Tinto, All Rights Reserved 1 Saleable ore produced 2 Pilbara Mines employees and fixed contractor roles Increasing gains in workforce productivity SOP1 per employee2 (kt / person, Index: 2014 = 1.00) Productivity improvements in fixed and mobile equipment Mutually beneficial partnerships with key local suppliers Sustained focus on continuous improvement Continued deployment of autonomous technology 37%

1.00 1.07 1.31 2015 2016 2017 1.00 0.72 Previous Strategy Updated Strategy 1.03 1.08 1.001.00 201520162017201520162017 1.02 1.08 Significant improvement achieved across our mines… 49 ©2018, Rio Tinto, All Rights Reserved Productivity increases are supporting our volume growth . . . Haul truck effective utilisation (%, Index: 2015 = 1.00) Haul truck payload (kt, Index: 2015 = 1.00) . . . while improving reliability will drive efficiency on maintenance costs Haul truck mean time between failure (hrs, Index: 2015 = 1.00) 793F truck engine replacements ($ / truck, Index: 2015 = 1.00) 31% 28% 8% 8%

1.05 1.00 1.14 1.11 MannedAutonomous201620172018 YTD 1.00 1.26 Manned Drills Automated Drills 1.00 1.13 Manned Drills Automated Drills …with automation delivering significant advantages 50 ©2018, Rio Tinto, All Rights Reserved Haul truck automation is delivering clear benefits with further upside to be realised as the technology matures 2017 haul truck effective utilisation (%, Index: Manned = 1.00) Yandicoogina AHS effective utilisation1 (%, Index: 2016 = 1.00) Our automated drills are running for longer and achieving more metres per hour 2017 drill fleet effective utilisation (%, Index: Manned = 1.00) 2017 drill fleet penetration rate (m / hr, Index: Manned = 1.00) 26% 13% 11% 1 Fully autonomous from mid-2015

8% 5% 5% 2% B2 B4 NAWT NBWT 1.00 2016201720162017 Fixed plant reliability and productivity 51 Focus on maintenance efficiency and asset reliability is driving up availability Scheduled loss (%, Index: 2016 = 1.00) Unscheduled loss (%, Index: 2016 = 1.00) Plant performance supporting growth at Greater Brockman: our largest operation 2017 Improvement in Asset Utilisation Ratio (%, Index YoY by plant) 1.00 0.92 8% 10% Targeting both operating time and rates 2017 ©2018, Rio Tinto, All Rights Reserved

Creating a flexible value driven mine production system 52 Improved baseload Productivity Reliability Rail capacity Market demand Leverage flexibility Plant performance improvements at Yandicoogina 2 x dry processing routes2 x wet processing routes PRIMARY CRUSHERPC1PC4PC2PC3 ©2018, Rio Tinto, All Rights Reserved PROCESSING PLANTPlant 1Plant 2Plant 3 Stockyard STOCKYARD 2016Production Indexed Unit Cost 2017Strategy Production reduce 1 Mt 5 Mt 1.00 maximise 28 Mt 24 Mt 0.76 flex 6 Mt 10 Mt 1.00 maximise 23 Mt 19 Mt 0.71 2017 Outcome Total production maintained at ~ 58 Mt 6% reduction in site unit costs 4 Mt additional flexible capacity created

Mines supporting rail to unlock capacity 53 Incremental improvements at significant scale can deliver substantial benefits Tonnes per car (kt, Index: 2016 = 1.00) Train load time (min, Index: 2016 = 1.00) 1.00 1.02 20162017 580 tonnes per train 1.00 0.99 20162017 2 minutes load time ×= 6Mtpa rail capacity 2% 1% The progressive rollout of automation in train loading delivers improvements in payload Expert control systems enable dynamic tuning for mass or volume constrained sites Improvements to rolling stock capacity at mines allow full system utilisation ©2018, Rio Tinto, All Rights Reserved

2.1 3.5 10.5 15.3 2017 Q2 2017 Q3 2017 Q4 2018 Q1 Silvergrass delivered on time and on budget 54 Silvergrass and Nammuldi incremental production tonnes (Annualised million tonnes) Silvergrass ramp up commenced in Q2 2017 Increased production capacity up to 21Mtpa ©2018, Rio Tinto, All Rights Reserved High grade Marra Mamba ore supporting Pilbara Blend All construction contracts awarded to Western Australian companies

Pilbara mines continuing to deliver productivity improvements 55 ©2018, Rio Tinto, All Rights Reserved Demonstrated project delivery and commissioning providing growth and replacement tonnes Project delivery and commissioning capability Continuing to improve our assets with technology, innovation and replication Adapting and leveraging new ways to improve productivity Agile network of mines gives superior product options Flexing the integrated system Productivity of the integrated system Skilled and capable employees ©2018, Rio Tinto, All Rights Reserved

Ivan Vella Managing Director Rail, Port & Core Services Rail & Port Operations

57

World class assets, fully integrated and agile network


Legend
Town
Railway
Railway Duplication
Robe Fleet
Pooled Fleet
Central Corridor
Indicative rail network for Koodaideri
CAPE LAMBERT A & B
PARKER POINT
EAST INTERCOURSE ISLAND
EMU JUNCTION
MESA A
MESA J
SILVERGRASS
NAMMULDI
BROCKMAN 2
BROCKMAN 4
WESTERN TURNER SYNCLINE
ROSELLA JUNCTION
KOODAIDERI
MARANDOO
TOM PRICE
YANDICOOGINA
HOPE DOWNS 1
WEST ANGELAS
HOPE DOWNS 4
PARABURDOO
EASTERN RANGE
CHANNAR


Mesa J
Mesa A
Yandicoogina
Silvergrass
West Angelas
Hope Downs 1
Nammuldi
Marandoo
Brockman 4
Mt Tom Price
Paraburdoo
Hope Downs 4
Brockman 2
Port Terminals
Products
Cape Lambert A
RVL
RVF
HIY
Cape Lambert B
HIY
PBL
PBF
Parker Point
PBL
PBF
EII
PBL
PBF
Pisolite
Marra Mamba
Brockman

RioTinto

(*) Number of loaded axles refers to main spine of networks, excludes RTIO Robe River and BHP Goldsworthy (**) Powder River Basin factored from triple track to double track (***) Aurizon Goonyella tonnages are "below rail", including all operators Our integrated system allows us toachieve unparalleled58 levels of utilisation ©2018, Rio Tinto, All Rights Reserved Axle load Number of loaded axles per hour* 1400 Increasing demand on formation and ballast Rio Tinto Iron Ore 1200 25 Source – Hatch Benchmarking – based on public data FMG 400 CN/CP directional run zone BHP Roy Hill Powder River Basin** Sishen-Saldanha LKAB VALE Carajas Aurizon Coal*** Hunter Valley 0 200 600 800 1000 20 30 35 40 45

Increased flexibility in our supply chain creates additional competitive advantage 59 Delivering rail capacity provides dynamic flexibility to respond to customer demands System designed to ensure rail does not limit the full potential of the port and mine assets Continue to optimise and challenge overall port capacity Q4 2017 shipments of 90Mt and December shipping rates of ~390Mtpa shows port potential Future system capacity ©2018, Rio Tinto, All Rights Reserved

60

Optimising rail capacity and improving flexibility

Train Load Out



Stockpile & Load out

Tonnes per car
(Dynamic tuning for mass and volume)

Train load time
(Reclaimer efficiency, stockpile management, control system improvements)

Technology and automation
(Automated train loading, expert control systems)

Mainline



Rail

Mainline network operating strategy
(Network operation, common tactics, reduced delays and stoppages)

Rail track maintenance
(Optimum speed, productivity and reliability)

Autohaul®
(Optimised speed, advanced signalling, reducing variability)

Yard and Port (Dumper)



Ore car-dumping

Yard operations
(Optimised scheduling, mobility solution, RFID for rolling stock management)

Train maintenance
(Automated condition monitoring, further automation in workshops)

Reduced dump cycle times
(Control system machine learning and analytics, interface management)

Range of investment options being studied
(Eliminating brake cars, electronic braking to dumper, closer train spacing, LTE /4G network – real time monitoring and control across the network)

RioTinto

©2018, Rio Tinto, All Rights Reserved

61

Building future system flexibility with AutoHaul®


8137
8137

Improved productivity, efficiency and safety

Greater flexibility in scheduling

Removal of driver changeover times

~3x stoppages for each round trip

Improved cycle time performance

Removing the need to transport drivers 1.5 million kilometres each year to and from trains

RioTinto

©2018, Rio Tinto, All Rights Reserved

62

AutoHaul® to complete in 2018

World's first fully autonomous heavy haul mainline run completed in September 2017

~65%
production kilometres currently completed in autonomous mode[1]

>1 million
kilometres completed in autonomous mode[1] this year

~6%
Speed improvement in autonomous mode[1]

AutoHaul® usage continues to be **expanded**

Regulator approval received in May

Full implementation of autonomous programme by **end of 2018**



RioTinto

[1] Autonomous mode(s) currently in operation with drivers on-board

©2018, Rio Tinto, All Rights Reserved

Analytics, decision support and automation tools for train control team Real time visibility and optimisation of our network with predictive capabilities and scenario testing to illustrate implications of different tactics Technology-enabled best practice tactics covering the yard interface, mainline and mine interface 63 Advancements in technology are crucial to the network operating strategy ©2018, Rio Tinto, All Rights Reserved

Yard improvements and digital transformation 64 Optical solution providing insight into the health of our fleet Improved paperless information on the wagon and its history Closing the feedback loop when faults are rectified Automated roll-by (ARB) All locos and wagons tracked using RFID technology Location available to yard optimisation engine and mobility solution Improved utilisation of assets RFID tracking of assets Yard optimisation engine Dynamically optimised yard movement plan Closed loop feedback to yard operators and drivers Comprehensive mobility solution to support operations and maintenance teams ©2018, Rio Tinto, All Rights Reserved

0 1,000 2,000 3,000 4,000 5,000 RTIO cumulative tonnes railed Million tonnes 6,000 1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 Rail maintenance productivity can unlock new potential 25 Years to rail 1,000Mt 3 Years to rail 1,000Mt 65 Rail capacity increase More trains, heavier trains, more often Increased wear and track impact, less time between trains Increased maintenance demand Less track time available Maintenance strategy and productivity critical Rail maintenance productivity can unlock new potential ©2018, Rio Tinto, All Rights Reserved

Our plan for rail productivity is strong and balanced 66 AutoHaul® platform enables further improvement ©2018, Rio Tinto, All Rights Reserved Number of trains Network capacity (Mtpa) Payload per train Cycle time Yard improvement Network operating strategy Rail maintenance productivity (network speed and reduced delays) In progress and future potential Completed by end 2017 Chart size indicates relative capacity contribution

1.00 0.993 1.015 2015 2016 2017 1.00 0.91 0.83 0.74 201520162017201520162017 1.00 0.90 Productivity is key to unlocking further value 67 Yard and Dumping productivity benefits continue… Yard-in improvements Minutes (%, Index: 2015 = 1.00) Dumping – placing train improvements Minutes (%, Index: 2015 = 1.00) …with demonstrated volume upside for cycle time and payload Yard-out improvements Minutes (%, Index: 2015 = 1.00) Payload – Tonnes per train kt / Train (%, Index: 2015 = 1.00) 17% 1.00 0.92 0.88 2015 2016 2017 12% 26% 1.5% ©2018, Rio Tinto, All Rights Reserved

Unencumbered port facilities withbuilt inoptionality 68 Continued improvement in productivity and safety, with considerable potential for capacity uplift Unparalleled flexibility for blending and customer centric operation Four independent terminals that provide optionality and full utilisation of our ship loaders ©2018, Rio Tinto, All Rights Reserved

1.00 1.04 1.08 1.06 0.52 2015 2016 2017 1.00 2015 2016 2017 1.00 0.98 0.89 201520162017201520162017 With demonstrated volume improvements in loading capacity 1.00 0.56 0.46 Improving the capability of our port assets 69 Port reliability continues…. Unscheduled downtime hours per million tonnes Pooled fleet dumping circuits (%, Index: 2015 = 1.00) Dumper capacity - time between queuing trains Cape Lambert yard / dumper interface (%, Index: 2015 = 1.00) Time lost from shutdown over-runs All ports circuits (%, Index: 2015 = 1.00) Ship loading capacity Cape Lambert CLB performance (%, Index: 2015 = 1.00) 8% 54% 48% 11% ©2018, Rio Tinto, All Rights Reserved

Exclusive, fully integrated infrastructure delivers value for shareholders 70 ©2018, Rio Tinto, All Rights Reserved Opportunities to leverage technology across the supply chain Future benefits from technology Productivity programme established and delivering strong results across the system Leveraging the fully integrated and flexible system - extracting capacity to realise more value from market AutoHaul® platform enables additional productivity AutoHaul® benefits flowing Delivering full asset potential Reshaping the supply chain ©2018, Rio Tinto, All Rights Reserved

Chris Salisbury Iron Ore chief executive Summary

IronOre continues to deliver optimal value 72 Exclusive fully integrated system Highly valued product suite and significant resources Quality people and partners driving innovation Strong foundations Mine to market productivity improvements Value over volume strategy Maximising cash flow through the cycle Further opportunities for value creation

Q&A

Appendix

Coke, Sinter Lump, Pellets Pilbara Blend Lump Robe Valley Lump Coal for injection Fluxes Iron and steelmaking process flow 75 Step 1: Sinter and Coke Making Step 2 : Iron Making Sinter Plant Coke Plant Blast Furnace (BF) Blast Oxygen Furnace (BOF) Steel refining and Steel Casting Ore Fines and Concentrate Pilbara Blend Fines Robe Valley Fines Yandicoogina Fines Fluxes + Fine Coke Recycled Slag/Dust/Scale Inputs Coking Coal Alloys Scrap metal Fluxes Slag BF Gas Slag BOF Gas Inputs Inputs Outputs Inputs Outputs Fine Coke By Products Coke Oven Gas Outputs Outputs Fine Sinter Step 3 : Steel Making, Refining and Casting Outputs Mill Scale ©2018, Rio Tinto, All Rights Reserved

Matthew Holcz General Manager Greater Brockman Operations (GBO) Scott Wilkinson; General Manager GBO

Safety Share Automation introduces additional safety controls GPS antenna Mode lights Radar Laser Autonomous haulage system (AHS) setup Benefits; Reduces number of people exposed to hazards Reduces number of critical risk scenarios Improves level of control effectiveness (engineering controls) 2 Communications and controllers

3 SILVERGRASS MINE BROCKMAN 2 MINE NAMMULDI MINE BROCKMAN 4 MINE PLANT ADMINISTRATION PLANT ADMINISTRATION 0 2.5 7.5 10 Kilometres SCALE PLANT Mines andInfrastructureof GBO Traditional owners of the land are the Puutu Kunti Kurrama and Pinikura and the Eastern Guruma people. Open Pit ore commencement; Brockman 2/Nammuldi – 1992 Brockman 4 – 2010 Silvergrass - 2017 Approximately 1400 employees. FIFO workforce; regional WA and Perth. Marra Mamba and Brockman Ore types. 6 villages in operations. Greater Brockman Summary ©2018, Rio Tinto, All Rights Reserved

4

Four world class mines connected to an integrated system


Ownership
Hamersley Iron (100%)
Undeveloped Project
Robe River Mining JV (53%)
Hope Downs JV (50%)
Channar Mining JV (60%)
BAO-HI Ranges JV (54%)
CAPE LAMBERT A & B
PARKER POINT
EAST INTERCOURSE ISLAND
Dampier
Point Samson
Wickham
Karratha
Roebourne
Pannawonica
MESA A
MESA J
See next slide
WESTERN TURNER SYNCLINE
Tom Price
TOM PRICE
MARANDOO
KOODAIDERI
YANDICOOGINA
HOPE DOWNS 1
WEST ANGELAS
HOPE DOWNS 4
Newman
Paraburdoo
PARABURDOO
EASTERN RANGE
CHANNAR
0
25
50
75
100
kilometres

©2018, Rio Tinto, All Rights Reserved

Anextensive mining fleet of autonomous andmanned equipment 11 18 37x 930E Autonomous Haul Trucks 16 x Komatsu 730E 27 x Komatsu 830E Loaders - 2 x Letourneau L-2350, 2 x Letourneau L-1850, 2 x Komatsu WA1200 and 5 x CAT993. 80 Shovel configuration: 3 x Hitachi EX8000, 1 x Hitachi EX5600, 3 x Hitachi EX5500. Backhoe configuration: 4 x Hitachi EX5600, 5 x Hitachi EX3600 and 2 x Hitachi EX2500. 4 x SKSS production rigs 20 10 x Pit Viper production rigs (ADS retrofit in progress) 6 x Atlas D65 contour rigs 5 ©2018, Rio Tinto, All Rights Reserved

6

GBO is instrumental in delivering our Pilbara Blend through our integrated production system


Brockman 4
Nammuldi
Below Water Table
Silvergrass
Brockman 2
Nammuldi
Above Water Table
PRIMARY CRUSHER
PC1
PC2
NBWT PC
NSC1 & 2
SGE PC
B2 PC
CSI PC
PROCESSING PLANT
Dry Plant (45mtpa)
Wet Plant (46mtpa)
Dry Plant
10mtpa
Dry Plant
10mtpa
TRAIN LOAD OUT
TLO
TLO
TLO (FEL)
STOCKYARD
Stockyard
Stockyard
Stockyard
RAIL OPERATIONS
(200km)
Loop
Loop
Loop
Pilbara Blend (PB)
Lump and Fines

Ore Types:

©2018, Rio Tinto, All Rights Reserved

7

Silvergrass our newest mine

- First low-phosphorus ore 5 Nov 2017.
- Primary crusher with 9km conveyor connecting existing infrastructure at NBWT Plant.
- Extension of Nammuldi workshop (4 bays, tyre change and storage facility and light vehicle workshop, fuel facility and wash bay).
- Other infrastructure - office and crib facilities, emergency services.
- Upgrade of Jerriwah Village.




Legend
Pit
Waste Dump
Infrastructure
Conveyor
Haul Road
Mine Infrastructure
Ag Pivot
RTIO Railway
Site Road
Watercourse
SCALE
0
1
2
3
4
5
Kilometres
SILVERGRASS MINE
NW WD
NE WD
LG
Pit 1
Pit 2
Pit 1E
Pit 5
Pit 3
LG
SW WD
SE WD
ROM
Crusher
Mine Services
Silvergrass Conveyor
Nammuldi Plant
Brockman 2 Camp
Nammuldi Conveyor
Jerriwah Camp
NAMMULDI INFRASTRUCTURE
Product Stockpiles
Train Loadout
BROCKMAN 2 MINE
NAMMULDI MINE

RioTinto

©2018, Rio Tinto, All Rights Reserved

1.00 1.28 1.09 2015 2016 2017 GBO aredemonstrating cost andproductivity wins…. 8 Focused on; Delivering the tonnes and grade of ore to meet system requirements. Increasing plant performance and asset reliability. Continuous improvement of manned and autonomous fleet optimisation. Retrofitting drills to support autonomous drill technology. debottlenecking rail. Indexed, Hrs 28% 5% ©2018, Rio Tinto, All Rights Reserved 2% 2017 Improvement in Asset Utilisation Rate (%, Index YoY by plant) 8% 5% B2 B4 NAWT NBWT

And today you will see our progress Production drill during ADS technology installation at NBWT MEM Workshop ©2018, Rio Tinto, All Rights Reserved AHS in operation - Silvergrass Train Loadout Operations B4 9

The nerve centre of the integrated network Kellie Parker Managing Director, Planning, Integration and Assets The Operations Centre (OC)

Seamless integratedoperations….. 3 Customers Shipping Stockpile Ore Car Dumping Rail Stockpile & Load out Exploration Assessment Planning Drill & Blast Load & Haul Processing

…optimising schedule andperformance ofthe system 4 Whole of System VisibilitySystem wide integrated planning and scheduling Improved access to information Collaboration Operations Support Operational Excellence Better, smarter, faster decision making Rapid Replication Stockpile Customers Shipping Car- dumping Rail Stockpile & Load out Process Mine & Haul Operations Centre BENEFITS ©2018, Rio Tinto, All Rights Reserved

5

Managing an integrated system of …..

Operations Centre
Control, Monitor and Optimise the integrated system

Mine



16 Mines

>370 Trucks Manned & AHS

Autonomous Haulage

95 Trucks

3 sites - HD4, NAM, YAN

Autonomous Drills

11 drills currently

WAN (7) & YAN (4)

Plant



10 sites with 12 Fixed Plants (Wet & Dry)

Remote TLO - B4, NBWT, Mesa A

Rail



1700 Km of rail network

>200 locomotives

>12,000 wagons

Ports



Operation **4** Ports:
CLA, CLB, PPT, EII

Dumping & Stacking / Stockyard Management

Reclaiming & Ship Loading

Asset health



Real-time monitoring of fixed and mobile assets

AutoHaul® Locomotive Monitoring & Signals & Networks

Condition Monitoring & Oil Analysis

RioTinto

©2018, Rio Tinto, All Rights Reserved

TheOCoftoday isverydifferenttotheOCof 2007 6 Rail Asset Health, Ports & Dynamic Scheduling Mining & Plants Increased AHS presence Newest– Autonomous Drills ©2018, Rio Tinto, All Rights Reserved

7

We have been busy building our integrated system; underpinned by pioneering advancements in technology…



2007
Operations Centre and automated truck trials (AHS)



2008
Automated train trial (manned)



2009/10
Automated trucks Pilbara 'A Pit' trial



2010
Operations Centre commissioned



2010/11
Autonomous Drilling System (ADS) trial



2012
Automated truck deployments



2014
Deployment of ADS and RTVis™



2015
Transition automated truck control to the Operations Centre



2016
Mobile-device production reporting



2017
First unmanned rail journey First AHS retrofit ADS to OC



2017/18
First Autonomous Drill deployment / retrofit commences



2018
Regulator Approval AutoHaul®
VET Skills Launch

RioTinto

©2018, Rio Tinto, All Rights Reserved

8

… and we are the pioneers of autonomous technology

Autonomous haul trucks - AHS

Improved safety, productivity & operating costs

95 autonomous haul trucks

Av. 1,000 more hours

15% lower load and haul cost in 2016 than conventional haul trucks


KOMATSU

Autonomous drills - ADS

11 autonomous drills across two sites – West Angelas & Yandicoogina

1,000 drill hours > conventional drills in 2017

Being deployed at Silvergrass



AutoHaul®

Full implementation – end 2018, regulator approval completed

6% speed improvement in autonomous mode

Step change in safety and productivity


Rio Tinto
STOP
40

RioTinto

©2018, Rio Tinto, All Rights Reserved

Supporting the journey…… 9 AutoHaul® Machine to machine control loops Productivity monitoring apps Connected Teams Skills for jobs of the future Advanced Decision Support Integrated Automation Big Data Infrastructure Enhanced Data Capability Pioneering technology ©2018, Rio Tinto, All Rights Reserved Innovative projects Skills of the future

10

Industry leading technology driving productivity…

Machine / Asset Automation	Networked machines	Customer to ore body knowledge
Improved safety and productivity	Control systems connected at all interfaces	End-to-end value optimisation
Autonomous drills (ADS)	Mine Automation System (MAS)	Artificial Intelligence across the entire system
Explosive charging improvements	Visualisation tools (RTVIS™)	Dynamic System Optimisation
Autonomous haulage system (AHS)	Control Loops	
AutoHaul®		

A fully automated system, mine to customer, integrated system delivering maximum value.

RioTinto

©2018, Rio Tinto, All Rights Reserved

Integrating and managing the fully integrated system. Theoperations centrewill continue toextend ourcompetitive advantage by….. 11 Maximising value from our operations, with value underpinning decision making. ©2018, Rio Tinto, All Rights Reserved Right quality at the right time delivered through the dynamic system. Leading in technology and automation.